UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 033-89200-12

Wachovia Bank, National Association as Representative
Transworld Insurance Company d/b/a Educaid, As Seller

(Exact name of registrant as specified in its charter)

301 South College Street, Suite E Charlotte, NC 28288-5578

(Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

ClassNotes Trust 1995-1, Asset-Backed Notes Series 1995-2, Certificates

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place and X in the box(es) to designate the appropriate rule provision(s) relied upon to Terminate or suspend the duty to file reports

Rule 12g-4(a)(1)(i) [ ] Rule 12g-4(a)(1)(ii) [ ] Rule 12g-4(a)(2)(i) [ ] Rule 12g-4(a)(2)(ii) [ ]	Rule 12h-3(b)(1)(i) [ ] Rule 12h-3(b)(1)(ii) [ ] Rule 12h-3(b)(2)(i) [ ] Rule 12h-3(b)(2)(ii) [ ] Rule 15d-6 [ X ]

Approximate number of holders of record as of the certification or notice date: 8

Pursuant to the requirements of the Securities Exchange Act of 1934 Wachovia Bank, National Association, as Representative on behalf of ClassNotes Trust 1995-1 Asset Backed Notes Series 1995-2 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 29, 2005	By: /s/ John Gordon Name: John Gordon Title: Vice President